May 2, 2019

Jack Pacheco
Chief Financial Officer
SMART Global Holdings, Inc.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman, Cayman Islands KY1-1104

       Re: SMART Global Holdings, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2018
           Filed October 30, 2018
           Form 10-Q for the Quarterly Period Ended March 1, 2019
           Filed March 28, 2019
           File No. 001-38102

Dear Mr. Pacheco:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2018

Note 1 - Overview, Basis of Presentation and Significant Accounting Policies
(h) Inventories, page F-10

1. We note your disclosure that your inventories are carried at the lower of cost or market value. Please tell us how this is consistent with ASC 330-10-35-1B which indicates that inventories should be valued at the lower of cost or net realizable value. Alternatively, revise future filings to state, if true, that inventories are stated at the lower of cost or net realizable value.
 Jack Pacheco
SMART Global Holdings, Inc.
May 2, 2019
Page 2
Form 10-Q for the Quarterly Period Ended March 1, 2019

Note 1 - Basis of Presentation and Principles of Consolidation
(d) Revenue
Agency Services, page 10

2. We note that you record revenue for your supply chain services on a net basis. We further note from page 22 that as of March 1, 2019, 27% of total inventories represented inventory held under your supply chain services. Please address the following:

             Tell us if the inventory delivered under these supply chain agreements is considered a separate performance obligation.
             Provide your analysis regarding your determination that you are an agent in these transactions under ASC 606-10-55-36 through 39.
             Tell us how your presentation of gross billings to customers within your financial statements is consistent with the guidance of ASC 606.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameJack Pacheco                                Sincerely,
Comapany NameSMART Global Holdings, Inc.
                                                              Division of
Corporation Finance
May 2, 2019 Page 2                                            Office of
Electronics and Machinery
FirstName LastName